Registration No. 333-261901

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Louis Piscitelli

Citibank, N.A.

388 Greenwich St.

New York, NY 10013

(212) 816-5805

(Name, address and telephone number of agent for service)

Santander Drive Auto Receivables Trust 2022-1

(Exact name of obligor as specified in its charter)

Delaware	87-6949642
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Indentifiction No.)

c/o Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE	19890-0001
(Address of principal executive office)	(Zip Code)

Asset-Backed Notes of Santander Drive Auto Receivables Trust 2022-1

(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York 33 Liberty Street New York, NY	New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of September 30, 2021 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 11th day of February, 2022.

CITIBANK, N.A.

By	/s/ Louis Piscitelli
Louis Piscitelli
Senior Trust Officer

Exhibit 7

REPORT OF CONDITION OF CITIBANK, N.A.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

In millions of dollars	September 30, 2021 (Unaudited)	December 31, 2020
Assets
Cash and due from banks (including segregated cash and other deposits)	$28,906	$26,349
Deposits with banks, net of allowance	294,902	283,266
Securities borrowed and purchased under agreements to resell (including $212,200 and $185,204 as of September 30, 2021 and December 31, 2020, respectively, at fair value), net of allowance	337,696	294,712
Brokerage receivables, net of allowance	59,487	44,806
Trading account assets (including $142,662 and $168,967 pledged to creditors at September 30, 2021 and December 31, 2020, respectively)	342,914	375,079
Investments:
Available-for-sale debt securities (including $8,685 and $5,921 pledged to creditors as of September 30, 2021 and December 31, 2020, respectively), net of allowance	295,573	335,084
Held-to-maturity debt securities (including $1,257 and $547 pledged to creditors as of September 30, 2021 and December 31, 2020, respectively), net of allowance	198,056	104,943
Equity securities (including $918 and $1,066 at fair value as of September 30, 2021 and December 31, 2020, respectively)	7,220	7,332

Total investments	$500,849	$447,359
Loans:
Consumer (including $13 and $14 as of September 30, 2021 and December 31, 2020, respectively, at fair value)	264,250	288,839
Corporate (including $7,146 and $6,840 as of September 30, 2021 and December 31, 2020, respectively, at fair value)	400,514	387,044

Loans, net of unearned income	$664,764	$675,883
Allowance for credit losses on loans (ACLL)	(17,715)	(24,956)

Total loans, net	$647,049	$650,927
Goodwill	21,573	22,162
Intangible assets (including MSRs of $409 and $336 as of September 30, 2021 and December 31, 2020, respectively, at fair value)	4,553	4,747
Other assets (including $11,895 and $14,613 as of September 30, 2021 and December 31, 2020, respectively, at fair value), net of allowance	123,947	110,683

Total assets	$2,361,876	$2,260,090

The following table presents certain assets of consolidated variable interest entities (VIEs), which are included on the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. In addition, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation.

In millions of dollars	September 30, 2021 (Unaudited)	December 31, 2020
Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs
Cash and due from banks	$194	$281
Trading account assets	10,433	8,104
Investments	897	837
Loans, net of unearned income
Consumer	33,497	37,561
Corporate	12,760	17,027

Loans, net of unearned income	$46,257	$54,588
Allowance for credit losses on loans (ACLL)	(2,998)	(3,794)

Total loans, net	$43,259	$50,794
Other assets	1,186	43

Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs	$55,969	$60,059

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET (Continued)	Citigroup Inc. and Subsidiaries

In millions of dollars, except shares and per share amounts	September 30, 2021 (Unaudited)	December 31, 2020
Liabilities
Non-interest-bearing deposits in U.S. offices	$145,103	$126,942
Interest-bearing deposits in U.S. offices (including $910 and $879 as of September 30, 2021 and December 31, 2020, respectively, at fair value)	567,902	503,213
Non-interest-bearing deposits in offices outside the U.S.	94,016	100,543
Interest-bearing deposits in offices outside the U.S. (including $1,803 and $1,079 as of September 30, 2021 and December 31, 2020, respectively, at fair value)	540,507	549,973

Total deposits	$1,347,528	$1,280,671
Securities loaned and sold under agreements to repurchase (including $75,262 and $60,206 as of September 30, 2021 and December 31, 2020, respectively, at fair value)	209,184	199,525
Brokerage payables (including $3,423 and $6,835 as of September 30, 2021 and December 31, 2020, respectively, at fair value)	60,501	50,484
Trading account liabilities	179,286	168,027
Short-term borrowings (including $8,814 and $4,683 as of September 30, 2021 and December 31, 2020, respectively, at fair value) Long-term debt (including $78,178 and $67,063 as of September 30, 2021 and December 31, 2020,	29,683	29,514
respectively, at fair value)	258,274	271,686
Other liabilities, net of allowance	75,810	59,983

Total liabilities	$2,160,266	$2,059,890

Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: as of September 30, 2021—719,800 and as of December 31, 2020—779,200, at aggregate liquidation value	$17,995	$19,480
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: as of September 30, 2021—3,099,651,835 and as of December 31, 2020—3,099,763,661	31	31
Additional paid-in capital	107,922	107,846
Retained earnings	183,024	168,272
Treasury stock, at cost: September 30, 2021—1,115,384,596 shares and December 31, 2020—1,017,674,452 shares	(71,246)	(64,129)
Accumulated other comprehensive income (loss) (AOCI)	(36,851)	(32,058)

Total Citigroup stockholders’ equity	$200,875	$199,442
Noncontrolling interests	735	758

Total equity	$201,610	$200,200

Total liabilities and equity	$2,361,876	$2,260,090

The following table presents certain liabilities of consolidated VIEs, which are included on the Consolidated Balance Sheet above.

In millions of dollars	September 30, 2021 (Unaudited)	December 31, 2020
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup
Short-term borrowings	$9,472	$9,278
Long-term debt	13,917	20,405
Other liabilities	751	463

Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$24,140	$30,146

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.